Exhibit 99.4

FOR IMMEDIATE RELEASE

Bang Bo Combined Cycle Power Plant Commissioned in Thailand

Paris, March 26, 2003 — TotalFinaElf announces that the Bang Bo gas-fired combined cycle power plant in Thailand began commercial operation March 25. Located 40 kilometers southeast of Bangkok, the 350-megawatt plant is equipped with the latest-generation, high efficiency gas turbine and will generate power for the Electricity Generating Authority of Thailand (EGAT).

The Bang Bo plant is supplied with gas from the Gulf of Thailand and connected to the Bangkok power grid. TotalFinaElf owns a 28% interest in the project, together with Thailand’s GMS Power (promoter and partner with 32%), Japan’s Marubeni (28%) and Taiwan-based China Development Industrial Bank (12%).

This investment fits in with TotalFinaElf’s strategy for developing its downstream gas operations. It reinforces the Group’s position in Thailand, where TotalFinaElf is already a major gas producer through its participation in the Bongkot field.

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